Sidley Austin LLP One South Dearborn Street Chicago, IL 60603 +1 312 853 7000 +1 312 853 7036 Fax AMERICA ● ASIA PACIFIC ● EUROPE	MHEINZ@SIDLEY.COM +1 312 853 2071

August 29, 2023

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Conlon Danberg
Katherine Bagley
Jeanne Bennett
Brian Cascio

Re:	Dune Acquisition Corporation
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed July 17, 2023
File No. 001-39819

Ladies and Gentlemen:

This letter sets forth the responses of Dune Acquisition Corporation (“Dune” or the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated August 7, 2023, with respect to the Company’s Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A, filed on July 17, 2023, File No. 001-39819 (the “Amended Proxy Statement”).

Concurrently with the submission of this letter, we are publicly filing Amendment No. 2 to the Amended Proxy Statement (the “Second Amended Proxy Statement”) in response to the Staff’s comments. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Second Amended Proxy Statement. For your convenience, each of the Staff’s comments is reprinted in bold below, followed by the Company’s responses thereto.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed July 17, 2023

Questions and Answers About the Business Combination and the Special Meeting

Q: What equity stake will current Dune stockholders and the Sellers hold . . ., page xvii

1.	We note your amended disclosure in response to previous comment 2. In addition to the amended disclosure provided, please revise to disclose the aggregate and per share implied valuation of the public shareholders’ equity stake in the combined company at the minimum, interim, and maximum redemption scenarios.

RESPONSE:

The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see pages xviii and 6 of the Second Amended Proxy Statement.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships.

U.S. Securities and Exchange Commission

August 29, 2023

Risk Factors

Risks Related to Global Hydrogen

Our business model has yet to be tested .. . ., page 25

2.	We note your response to previous comment 8, including your amended disclosure that “[w]hile we have included in this proxy statement projections shared with Dune, these projections are highly speculative and subject to numerous risks as disclosed herein . . .” Given your disclosure that, “as a result of the capital-intensive nature of our business, we can be expected to continue to sustain substantial operating expenses and may not generate sufficient revenues to cover expenditures,” along with your disclosure in MD&A elsewhere that you had an accumulated deficit as of March 31, 2023 and have not yet generated any revenue or reached final terms with any paying customers or suppliers, please provide us with you analysis of how management determined these projections were reasonable.

RESPONSE:

In response to the Staff’s comment, the Company respectfully advises the Staff that Global Hydrogen has built a development pipeline of more than 40 potential projects in various stages of development. Potential projects are added to the development pipeline only after Global Hydrogen has met with the customer, discussed the scope of the project, and discussed the project’s feasibility, preliminary sizing and design. While Global Hydrogen has not yet reached final terms with paying customers or suppliers, Global Hydrogen is at a late negotiating stage with multiple projects which Global Hydrogen expects to close successfully in 2023 in time to recognize revenue in 2023. Global Hydrogen management actively reviews its pipeline and activity with potential customers. Global Hydrogen management has determined that its projections are reasonable based on its review of its 40 potential projects, as only a small fraction of the actively evaluated projects need to close successfully in order for Global Hydrogen to achieve its projections. As a result of its regular review of its pipeline, Global Hydrogen management determined that it needed to revise its projections, and accordingly the Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see pages 104 through 106 and pages 155 and 164 of the Second Amended Proxy Statement.

Involvement of members of our management .. . ., page 46

3.	We note your amended disclosure in response to previous comment 12, including that your Sponsor joined the complaint and asserted a claim for tortious interference on the same date, which was later dismissed by the court. Given your disclosure that “[m]embers of our management team and companies with which they are affiliated may be involved in litigation relating to their business affairs unrelated to our company,” please describe your Sponsor’s relationship to the relevant circumstances surrounding the proceedings with dMY. Please also amend your disclosure to clarify why such claims, and any other litigation unrelated to your business affairs involving members of our management and Sponsor, could negatively affect your ability to complete an initial business combination.

RESPONSE:

The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see page 47 of the Second Amended Proxy Statement. The Company does not consider the litigation with dMY Technology Group, Inc. and the other referenced parties to be material, and as a result, the Company has removed such disclosure.

U.S. Securities and Exchange Commission

August 29, 2023

Even though the Dune Board obtained and considered the fairness opinion . . ., page 62

4.	We note your response to previous comment 16 and re-issue the comment. Please revise your filing to discuss how management and the board considered the fairness opinion as one factor in the decision to enter into the business combination, in light of the fact that the opinion was not based on actual or historical information. In this regard, please ensure your disclosure describes clearly and in detail how the board considered and used the materials Newbridge provided and presented and does not simply note they were one factor that was considered.

RESPONSE:

The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see pages 10 and 63 of the Second Amended Proxy Statement.

The Business Combination Proposal

Background of the Business Combination, page 90

5.	We note your response and amended disclosure in response to previous comment 19, describing the negotiations that took place between the parties to the business combination, including your disclosure that “between April 19, 2023 and May 12, 2023, Winston & Strawn, Sidley Austin, and Alston & Bird negotiated multiple turns of the Registration Rights Agreement and other ancillary documents, which were revised to reflect the ‘Up-C’ structure.” Please revise to include a description of the negotiations related to these multiple turns, including the relevant positions of the parties, and how they agreed upon final terms. As a related matter, we note your amended disclosures in response to previous comment 21, describing the different valuations of Global Hydrogen, and noting that these valuations were “determined based upon an approximate . . . discount to its peer group’s 2024 enterprise value to projected EBITDA multiples.” Please discuss the relevant negotiations of the parties resulting in the change in the company’s valuations throughout your background discussion.

RESPONSE:

The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see pages 94 through 97 of the Second Amended Proxy Statement.

6.	We note your revisions in response to previous comment 22 and re-issue the comment in part. We note there are still parts of the background section that do not disclose whether Mr. Nance was involved with a given action or meeting involving Global Hydrogen. For example, the meetings on January 18, 2023, January 27, 2023 and January 31, 2023 and the discussions regarding the composition of the board of directors and management of the combined company after the business combination that occurred between April 11, 2023 and April 26, 2023.

RESPONSE:

The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see page 92 and pages 94 through 98 of the Second Amended Proxy Statement.

U.S. Securities and Exchange Commission

August 29, 2023

7.	We note the following disclosures throughout the background discussion related to certain information considered by Dune’s management related to its evaluation of Global Hydrogen:

●	“On February 3, 2023, Global Hydrogen held a valuation discussion call with Dune’s management team to discuss key public and private market comps as well as potential valuation ranges . . . . For valuation purposes, Dune compared Global Hydrogen to category leading publicly-traded companies related to specialty air gas and hydrogen. Dune analyzed historic and prospective operating metrics, growth rates and other relevant data of these comparable companies.”

●	“based on the revised cash flow projections provided by Global Hydrogen on March 7, 2023 via a teleconference due diligence session.”

●	“On March 10, 2023, Dune’s management team held a virtual financial due diligence session with Global Hydrogen’s management team. Mr. Nance presented a revised financial model that included new potential projects as well as detailed financial statements. Some of the projections had been lowered, as compared to previous projections shared with Dune’s management team, to account for an increase in interest rates, which had the effect of decreasing the margin profile as well as phase shifting several projects into outer quarters. Mr. Glatt highlighted to Global Hydrogen’s management team that the new projections merited a revised valuation framework, as compared to the valuation framework discussed on February 3, 2023.”

We also note your response to previous comment 28 that “Global Hydrogen provided to the Dune Board only two years of projections (2023 and 2024), which are included on page 100.” The referenced projections are dated March 10, 2023. Please provide a summary of the projections and financial presentations referenced in the bulleted disclosure above, including the above-referenced prospective operating metrics, growth rates and other relevant data of comparable companies provided to Dune on February 3, 2023 and the revised cash flow projections provided by Global Hydrogen on March 7, 2023. Alternatively, please provide us with your analysis of why you are not required to provide these projections.

RESPONSE:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has not provided these projections for the following reasons. First, the March 7, 2023 telephonic projections were substantially similar in all facets of revenue and EBITDA to the March 10, 2023 projections that were the final projections used by Newbridge and discussed in the Amended Proxy Statement, as the only difference between the two models was a sign error (i.e., a clerical modeling error) that did not have any influence on revenue or EBITDA projections. Second, the February 3, 2023 projections are not indicative of the financial forecast and business model that Global Hydrogen transacted with Dune on. The February 3, 2023 forecast was a model predicated on a $10 million (and up to $15 million) equity round that would focus Global Hydrogen’s business as a pure play infrastructure developer utilizing the growth equity. These upfront investments significantly scaled revenue and EBITDA in the initial forecast years. Additionally, Global Hydrogen did not contemplate the sale of its plants in this model and instead focused on developing and owning its own plants.

U.S. Securities and Exchange Commission

August 29, 2023

Dune’s Board of Directors’ Reasons for Recommending the Business Combination, page 95

8.	We note your response to previous comment 27 and re-issue the comment in part. With respect to your revised statement that “Global Hydrogen is able to procure and deliver electrolyzers in a period of less than 12 months and SMR and carbon recovery plants in less than 18 months, depending on size and quantity of order,” please clarify your basis for this statement given that it does not appear Global Hydrogen has procured or delivered electrolyzers to date.

RESPONSE:

In response to the Staff’s comment, the Company respectfully advises the Staff that Global Hydrogen bases its procurement estimates on market and channel checks, in the form of quoted prices and delivery estimates from non-exclusive independent equipment suppliers, and it is Global Hydrogen’s belief and expectation that it can meet these timelines. More directly, Global Hydrogen has electrolyzer, steam methane reforming, carbon capture, and associated equipment (hydrogen and natural gas compressors, hydrogen storage vessels, etc.) quotes in hand from independent suppliers who have met the stated accelerated delivery schedules for other clients on these items in the past and have capacity to fulfill orders from Global Hydrogen on the timelines described. Through visits to the on-site manufacturing, plant and facilities of these distributors and suppliers, Global Hydrogen’s management team identified, validated and inspected the physical plant and facilities of these suppliers. For competitive reasons, the Company does not wish to disclose the names of these suppliers.

Certain Projected Financial Information, page 96

9.	We reference your response to previous comment number 28. Please clearly disclose that the Dune Board did not consider the projections on page 106, if true. Revise to disclose additional information surrounding material assumptions and estimates underlying the projections on page 106 to provide investors with sufficient information to evaluate the reasonableness of these projections, including the primary drivers such as closed project growth, closed project size and closed project type. Please disclose specific assumptions related to your planned projects (e.g. specific number of projects, size and type each year) that were used to develop these projections. To the extent the projections are based on multiple scenarios, discuss that fact, identify the various scenarios used, and how each scenario was weighted. Please provide cautionary language that addresses the fact that the farther out projections go, the more speculative they become and address the reasonableness of 10-year projections of revenues related to operations of Global Hydrogen that have not commenced.

RESPONSE:

The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see pages 110 and 111 of the Second Amended Proxy Statement.

U.S. Securities and Exchange Commission

August 29, 2023

10.	We note your response to previous comment 30 regarding systems and equipment sold being the most prevalent closed project type in the Projections for 2023. We also note your revised disclosure on page 160 that “[t]he hydrogen generation and carbon recovery technologies we offer to customers will be purchased from suppliers and vendors and sold to customers or used by us to produce industrial gases which we sell to customers. As such, we do not currently own material intellectual property beyond certain logos and domain names.” If true, please revise your discussion of the assumptions underlying your Projections to explain in more detail that you do not intend to produce or develop any systems or equipment yourself but will purchase such technologies from suppliers and vendors. Your description should explain how you intend to generate revenue from this business model, such as by re-selling such equipment at a higher price or adding additional value to the underlying project customer. Please add similar clarifying disclosure to the business section.

RESPONSE:

The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see pages 103, 105 and 172 of the Second Amended Proxy Statement, which indicate that Global Hydrogen does not intend to produce or develop hydrogen generation systems and that, when determining the customer’s requirements for each project, Global Hydrogen may use the services of subcontractors to fabricate or manufacture portions or all of the unique and customer-specific hydrogen generation and carbon recovery equipment sold to customers. The revised projections appearing on page 104 of the Second Amended Proxy Statement reflect revenue and earnings from closed projects on which subcontractors may have performed significant work in satisfaction of customer requirements.

11.	We note your statement that “[f]or 2023, the Projections assume successful closing of two projects of $1 million to $5 million of revenue, of the systems and equipment sold type, and one project of $5 million to $20 million of revenue, of the systems and equipment sold type.” This suggests an estimated range of revenue for 2023 of $7M to $30M. Please explain if these amounts are impacted by the timing of revenue recognition or other factors, or otherwise reconcile them with the projected FY23E revenue of only $4.6M.

RESPONSE:

In response to the Staff’s comment, the Company respectfully advises the Staff that the timing of revenue recognition does impact the projections and has been considered in Global Hydrogen’s projections. Systems and equipment sold projects are expected to be the primary revenue drivers for Global Hydrogen in 2023 and 2024 and systems and equipment sold project revenue is recognized over time as project milestones are achieved and ownership is transferred to the purchasing customer. Such milestones include: the signing of contracts; the purchase of long-term lead time items; the testing of plants; notification of readiness to dispatch plants; and other possible milestones. Systems and equipment sold also includes, where relevant, revenue from the lease of systems and equipment and from the resale of hydrogen gas. The exact timing of the achievement of milestones is a function of the number and size of projects underway and the specific contract terms of each project. Announced and successfully closed projects for 2023 are expected to create initial milestone revenue for 2023 and a backlog of revenue for 2024, which are reflected in the Revised Projections.

To arrive at the revenue numbers reflected in Global Hydrogen’s revised projections, Global Hydrogen management calculated the probability-weighted sum of revenue Global Hydrogen expects to be able to recognize from closed projects in calendar years 2023 and 2024, based on the successful close of a small fraction of the potential projects in the development pipeline. Global Hydrogen no longer expects one project — a systems and equipment sold project of $5 million to $20 million which Global Hydrogen expected to close in 2023 — to close successfully. Consequently, Global Hydrogen has revised its projections, which can be seen in the Second Amended Proxy Statement’s “Revised Projections” section beginning on page 104 of the Second Amended Proxy Statement and which further address this comment.

U.S. Securities and Exchange Commission

August 29, 2023

Opinion of Dune’s Financial Advisor Comparable Public Company Analysis, page 104

12.	We note your response to previous comment 33, including that “Newbridge began its comparable public company analysis by selecting public companies that had a minimum threshold of market capitalization, in this case entities with market capitalization exceeding $200 million, because that is approximately where Newbridge believes price discovery as a function of size and trading liquidity occurs in the public markets.” Please revise your disclosure to include the explanation of why Newbridge selected entities with market capitalizations exceeding $200 million that was included in your response letter. In your discussion, please clarify the significance of “price discovery as a function of size and trading liquidity,” to Newbridge’s comparable companies analysis, and to its ability to determine the fairness of this transaction, given he various valuations of Global Hydrogen disclosed in the proxy statement are all significantly below $200 million.

RESPONSE:

The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see page 109 of the Second Amended Proxy Statement.

13.	We note your response to previous comment 34 and re-issue the comment. Please amend your disclosure to explain why Newbridge prefers to use an Enterprise Value / EBITDA multiple when possible. In this regard, we note that your disclosure includes valuation multiples based on both EV/Revenue and EV/EBITDA, but does not appear to explain why the analysis is based only on EV/EBITDA. Finally, please amend your disclosure explain why certain of the valuation multiples are listed as not meaningful and what impact this determination had on the relevant analysis.

RESPONSE:

In response to the Staff’s comment, the Company respectfully advises the Staff that Newbridge did not rely on EV/Revenue multiples, that EV/Revenue multiples are only used for companies without free cash flow in the near future and that the references to EV/Revenue have been removed from the public company comparables tables. The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see pages 109 and 110 of the Second Amended Proxy Statement.

Discounted Cash Flow Analysis, page 105

14.	We note your response to previous comment 35 and re-issue the comment. Please revise your disclosure to explain how Newbridge arrived at the projected growth rates and FCF Margins as noted in your response letter. In your disclosure, please explain how Newbridge determined that a 25% growth rate was an appropriate steady rate for the Global Hydrogen business. For example, please explain if this was based on an evaluation of growth rates of similar businesses or industry sectors or based on a specific evaluation of Global Hydrogen’s business. Additionally, please address how Newbridge arrived at a discount rate of 18.5% and a perpetual growth rate of 2.0% in connection with the terminal value calculation.

RESPONSE:

The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see page 111 of the Second Amended Proxy Statement.

U.S. Securities and Exchange Commission

August 29, 2023

Changes to Authorized Capital Stock, page 129

15.	We note your amended disclosure in response to previous comment 38 that “[t]his amendment is necessary to effectuate the ‘Up-C’ structure, which the Board believes may provide potential future tax benefits for New Global after the Closing when the Sellers ultimately exchange their Holdings Common Units including potential tax benefits related to any increased tax basis that may arise in connection with any such future exchange.” Given your disclosure that you will not enter a tax receivable agreement related to this transaction, please provide additional detail describing the specific tax benefits of the Up-C structure.

RESPONSE:

The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see page 136 of the Second Amended Proxy Statement.

Information Related to Global Hydrogen, page 157

16.	We note your response to previous comment 40 and re-issue the comment. Please provide an anticipated timeframe for the execution of your business model, noting the steps involved such as project identification, regulatory approvals, plant construction, and commencement of operations. Please explain when in this process you would expect to start generating revenue. Please explain whether you anticipate your business model will involve significant milestone payments or if you will only generate revenue upon the successful generation and final sale of hydrogen, carbon dioxide or other gases. Note whether you plan to sell the gas you produce pursuant to long term contracts with fixed prices and terms or if you expect to have significant exposure to fluctuations in the market price of hydrogen or other gases. Finally, please disclose here the information regarding the number of projects you are pursuing that was disclosed with respect to the projections.

RESPONSE:

The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see page 164 of the Second Amended Proxy Statement indicating that Global Hydrogen is actively pursuing more than 40 potential projects in its project pipeline and is in late negotiating stages on several projects.

Global Hydrogen anticipates closing one of its first projects late in the third quarter or early in the fourth quarter of 2023, which would be Global Hydrogen’s first revenue.

Additionally, in 2023 and 2024, Global Hydrogen plans to focus on the sale of systems and equipment and anticipates undertaking sales of systems and equipment in 2023 or 2024. In making sales of systems and equipment, Global Hydrogen does not anticipate being responsible for applying for or receiving regulatory approvals, acquiring land for properties or overseeing the commencement of civil works or hydrogen refueling station construction. Global Hydrogen anticipates generating revenue upon the sale of systems and equipment and upon certain milestones, including: signing of contracts, purchase of long-term lead time items, testing of plants, notification of readiness to dispatch plants and other possible milestones. As modeled in the Revised Projections, Global Hydrogen does not anticipate achieving revenue from owned plants during the projection period. If Global Hydrogen does develop and start up an owned plant in the future, then Global Hydrogen plans to sell gas on long-term contracts with fixed terms which are not subject to market fluctuations. Please see pages 164, 165 and 171 of the Second Amended Proxy Statement.

U.S. Securities and Exchange Commission

August 29, 2023

17.	As a related matter, we note your amended disclosure that “Global Hydrogen is a nascent pure-play hydrogen and carbon recovery project developer and industrial gas supplier that has commenced initial operations and is building a growing project development pipeline and has established relationships with several equipment suppliers and vendors but has not yet generated any revenue or reached final terms with any paying customers or suppliers.” Please describe what is meant by “established relationships” in this context, and file any agreements with equipment suppliers and vendors.

RESPONSE:

In response to the Staff’s comment, the Company respectfully advises the Staff that since its inception, Global Hydrogen has worked to establish relationships in the form of channel checks with non-exclusive independent equipment suppliers and discussions with vendors, but Global Hydrogen has not yet generated any revenue or reached final terms with any paying customers or suppliers. Additionally, the Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see pages 154 and 164 of the Second Amended Proxy Statement.

18.	We note your disclosure that you “have been selected as a private partner of a designated local authority of a U.S. state government in a funding application submitted by that authority to the U.S. federal government.” Please amend your disclosure to provide additional detail with respect to this partnership, including whether you expect to generate any revenues or receive any funding under this arrangement, if material.

RESPONSE:

The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see page 164 of the Second Amended Proxy Statement indicating that Global Hydrogen has been selected by the Port of Brownsville Texas (the “Port”) as the Port’s hydrogen development partner in the Port’s $15 million funding application to the U.S. Department of Transportation’s Charging and Fueling Infrastructure Discretionary Grant Program. If the Port’s project is selected, the funding received by the Port will form part of the financing of a hydrogen generation plant and refueling facility which Global Hydrogen would build, own, operate, and benefit from revenue from the sale of gas produced. The Company respectfully adds that expected financials from this project are beyond the projection period, and, as such, Global Hydrogen does not expect to achieve any revenue from this project in 2023 or 2024.

Methods of Hydrogen Production, page 159

19.	Please provide support for your statements about hydrogen production throughout this section, including the data in your chart on page 159 and all other graphics in the description of Global Hydrogen. Please also provide narrative disclosure briefly describing the data shown in the graphic on page 159. Finally, please provide support for the following statements, or characterize them as management’s opinions or beliefs:

●	“Global Hydrogen uses hydrogen generation technologies which are . . . focusing on technologies considered mature or with high technology readiness levels above 8, a metric used by many U.S. government agencies to assess maturity of evolving technologies, indicating that the technology has been proven to work in its final form and under expected conditions.”

●	“While the traditional uses of hydrogen as an industrial chemical are expected to continue, hydrogen, especially low carbon hydrogen, is increasingly being considered for use as an energy carrier.”

●	“Because hydrogen can store significantly more energy by weight or volume than traditional batteries, and fuel cell-powered electric vehicles can be refueled quickly relative to battery recharge times of electrical vehicles, low carbon hydrogen is seen as a potential replacement fuel in heavy duty transport sectors, which currently run almost exclusively on diesel.”

●	“Many other industrial gas suppliers of hydrogen target larger production capacities, which require greater amounts of feedstock, and their production facilities are often located in industrial clusters located far from population centers where gas for hydrogen-as-an-energy-carrier use cases are growing in prevalence.”

RESPONSE:

The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see pages 166 through 169 and page 172 of the Second Amended Proxy Statement.

U.S. Securities and Exchange Commission

August 29, 2023

Regulatory Incentives, page 160

20.	You include several statements in this section providing estimates through 2050. For example, we note your disclosure that “using IEA data Global Hydrogen projects that within the transportation sub-sector, demand for hydrogen may grow at a higher compounded rate of 14.8% through 2050.” Given that 2050 is significantly far into the future, please tell us the relevance of these estimate to your discussion of Global Hydrogen’s business and current growth strategy.

RESPONSE:

In response to the Staff’s comment, the Company respectfully advises the Staff that hydrogen generation plants can remain in operation for 25 years or more if properly maintained. Therefore, hydrogen generation plants completed in 2024 may remain in operation until approximately 2049 or later. Given the potential operational timeframe of these plants, Global Hydrogen believes the long-term expected growth rate of the hydrogen market, as well as the sub-market focused on hydrogen within transportation markets, is relevant to Global Hydrogen’s business and current growth strategy. The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see page 169 of the Second Amended Proxy Statement.

Material U.S. Federal Income Tax Considerations of the Redemptions to Holders of Dune Class A Common Stock, page 201

21.	We note your response to previous comment 45 and re-issue the comment in part. We acknowledge that the Business Combination is structured as an acquisition by Holdings, a subsidiary of Dune, of all of the equity of Global Hydrogen, rather than a merger or other transaction structure involving the exchange of Dune Class A Common Stock. However, the tax implications of various transaction structures are not self-evident. The tax-free nature of the proposed transaction structure could be a material consideration for holders of Dune Class A Common Stock that do not redeem their shares and you are soliciting stockholder approval of the Business Combination. Therefore, if you believe the Business Combination will be tax free to such holders, because the holders of Dune Class A Common Stock will not be engaging in a transaction in respect of the Business Combination or otherwise, please clearly state this and disclose an opinion of counsel that supports this conclusion. If you do not believe counsel is able to provide an opinion with respect to this matter, please explain why.

RESPONSE:

In response to the Staff’s comment, the Company respectfully suggests to the Staff that there may be some confusion surrounding the structure arising from the intended tax treatment language the Staff quoted from the Purchase Agreement in its previous letter (providing that the parties intend for (i) Holdings to be treated as a continuation of Global Hydrogen pursuant to Section 708(a) of the Internal Revenue Code; (ii) Sellers to be treated as continuing to own partnership interests in Holdings (as a continuation of Global Hydrogen); and (iii) in connection with the SPAC Contribution, the Company to be treated as contributing assets to Holdings (as a continuation of Global Hydrogen) in a transaction governed by Section 721 of the Internal Revenue Code). Staff Legal Bulletin 19 requires opinions on tax matters where “the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing” (emphasis added). Although the Purchase Agreement contains a statement as to the tax consequences with respect to Holdings, the Company and the Sellers, neither the Purchase Agreement nor the filing more generally makes any representation as to the tax consequences of the Business Combination with respect to the holders of Dune Class A Common Stock.

Further, the types of transactions offered as examples of when tax consequences are “material” to investors in Staff Legal Bulletin 19 generally refer to transactions in which the investors would participate (e.g., spin-offs, stock for stock mergers, debt offerings with unusual original issue discount issues, certain rights offerings, limited partnership offerings, and certain offerings by foreign issuers). The Company respectfully reiterates that its investors will not be parties to the transactions constituting the Company’s proposed transaction structure. Because the holders of Dune Class A Common Stock that do not elect to have such stock redeemed are not parties to the transactions in the Company’s proposed transaction structure, the holders of Dune Class A Common Stock that do not elect to have such stock redeemed will simply continue to hold their Dune Class A Common Stock (rather than being treated as having received stock in any transaction that is “tax-free to such holders” as referenced in the Staff’s comment request).

U.S. Securities and Exchange Commission

August 29, 2023

The Company respectfully advises the Staff that it would be inconsistent with similarly structured transactions to require the Company to disclose and opine upon the tax impacts of the partnership acquisition to its investors. The Company is concerned that such inconsistency would confuse and mislead its investors. The Company respectfully refers the Staff to the S-4/A of Ares Acquisition Corporation (“Ares”) filed on July 25, 2023 (the “Ares Disclosure”) as an example of a typical disclosure for a business combination structured similarly to the Business Combination. The Ares Disclosure relates to an “Up-C” transaction similar in structure to the Company’s in which Ares acquired interests in a partnership via a contribution intended to be governed by Section 721 of the Internal Revenue Code (and in which the pre-closing holders of Ares did not participate), but which also includes a pre-closing domestication by which Ares went from being a Cayman Islands entity to a United States entity. The Ares Disclosure includes a disclosure and opinion regarding the tax treatment of the domestication, which domestication involved the pre-closing Ares holders that did not redeem their Ares shares. The Ares Disclosure does not disclose or opine upon the tax treatment of the underlying partnership acquisition transaction, in which Ares acquired partnership interests (in a transaction that did not involve the shareholders of Ares), even though the Ares business combination agreement included a statement on the intended tax treatment of that transaction similar to the statement in the Purchase Agreement cited by the Staff. The Company respectfully advises the Staff that the partnership acquisition in which the Company will engage is functionally equivalent, for disclosure and opinion purposes, to the partnership acquisition in which Ares engaged.

March 31, 2023 Dune Acquisition Corporation Financial Statement Unaudited Condensed Consolidated Statements of Operations, page F-3

22.	We reference your response to previous comment 23. Please revise to disclose your accounting for the write-off of legal fees that resulted in $2,060,549 of other income along with the basis for your accounting treatment, similar to what was included in your response.

RESPONSE:

The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see page F-20 of the Second Amended Proxy Statement.

*   *   *   *

U.S. Securities and Exchange Commission

August 29, 2023

If you have any questions regarding the foregoing or the Second Amended Proxy Statement, please contact the undersigned at (312) 853-2071.

Very truly yours,

/s/ Michael P. Heinz
Michael P. Heinz

cc:	Carter Glatt, Dune Acquisition Corporation
Chief Executive Officer